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SEC FILE NUMBER
8-69910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Angel Pond Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 E. 85th Street. 30 FL
(No. and Street)

New York City	N.Y.	10028
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

06/23/04	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Angel Pond Capital LLC_____, as of __December 31_____, 2_025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _J. Clarke Gray_____

Title:
CFO _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ANGEL POND CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2025
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

ANGEL POND CAPITAL LLC
CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Angel Pond Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Angel Pond Capital LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Angel Pond Capital LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Angel Pond Capital LLC's management. Our responsibility is to express an opinion on Angel Pond Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Angel Pond Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Angel Pond Capital LLC's auditor since 2022.

Maitland, Florida

April 1, 2026

1

ANGEL POND CAPITAL LLC
Statement of Financial Condition
December 31, 2025

ASSETS:

Cash and cash equivalents	$	139,840
Other assets		10,256
TOTAL ASSETS	$	150,096

LIABILITIES and MEMBER'S EQUITY

Accounts payable	$	6,692
Due to Puissance Capital Management LP		102,773
Total Liabilities		109,465
Member's Equity		40,631
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	150,096

The accompanying notes are an integral part of this financial statement

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Angel Pond Capital, LLC ("the Company", "the LLC", "or "APC") was organized in Delaware on September 23, 2014 under the name Puissance Financial Group LLC, subsequently changed to APC on June 23, 2017. The Company commenced operations as a broker/dealer on June 6, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its private placement and corporate finance business.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 however the Company is relying on Footnote 74 of SEC Release no. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to advisory fees and advising clients on capital raising as well as the private raising of capital. However, the Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess if FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025, the Company had no uninsured balances.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Accounts Receivable

Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. Management of the Company determined that at December 31, 2025, an allowance for doubtful accounts was not necessary. The Company had outstanding accounts receivable of $0 and $0 at December 31, 2025 and 2024 respectively.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC). At December 31, 2025, the cash balance was below the FDIC limit by $148,806.

Lease Accounting

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's related party lease obligations are deemed to be short term.

Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company has identified fees receivables as impacted by ASC 326.

Note 2 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's percentage of aggregate indebtedness to net capital was 369.79% at December 31, 2025. At December 31, 2025, the Company had net capital of $29,602 which was $22,304 in excess of its net capital requirement of $7,298.

Note 3 - Income Taxes

As a limited liability company with one member, the Company is considered to be a disregarded entity for tax reporting purposes and is this not subject to Federal, state, or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2025. However, revenue earned from clients of the Company headquartered in New York City subjects the Company to New York City Unincorporated Business Tax ("NYCUBT"). However, the Member of the Company reports any income derived from New York City source income that may be subject to NYCUBT on his personal tax return.

The Company applies the provisions of ASC Topic 740 *"Income Taxes"* as they related to uncertain tax positions. Management is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Note 4 - Securities Investor Protection Corporation

APC is a member of SIPC and as such is required to pay its annual assessment and subject itself to an annual audit. For the year ended December 31, 2025, the Company's annual assessment is $0.

Note 5 - <u>**Related Party Transactions**</u>

As of December 1, 2019, the Company entered into an amended expense sharing agreement (the "Agreement") with Puissance Capital Management LP, an affiliate of the Company, which is under common ownership. Pursuant to the terms of the Agreement all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All other expenses related to the business of the Company pursuant to the Agreement including expenses paid by Puissance Capital Management LP, will be reimbursed by the Company. There was $102,773 still due for these expenses to the affiliate at December 31, 2025.

The Agreement may be terminated by Puissance Capital Management LP for any reason upon written notice to the Company.

Note 6 -   <u>**Fair Value Measurements**</u>

Fair value is defined under Accounting Standards Codification ("ASC") 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy in ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

-    Quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets or liabilities in markets that are not active.

Note 6 - <u>**Fair Value Measurements (continued)**</u>

- Observable inputs other than quoted prices that are used in the valuation of assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest-level input that is significant to the fair value measurement in its entirety.

The following table sets forth, by level within the fair value hierarchy, the Company's assets at fair value as of December 31, 2025:

Assets at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Level 4
Money Market Funds	$38,646	$0	$0	$0

There were no transfers between levels 1, 2, and 3 for the year ended December 31, 2025.

Note 7 - <u>**Segment Reporting**</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2) , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

Note 8 - <u>Commitments and Contingencies</u>

In the normal course of its operations, the Company entered into a contract and agreement with a financial institution that contains indemnifications and warranties. The Company's maximum exposure under this arrangement is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to this contract and expects the risk of loss to be remote.

There are no commitments or contingencies at December 31, 2025.

Note 9 - <u>Company Condition</u>

The Company had a loss of $181,654 for the year ended December 31, 2025, and has received capital contributions from its member for working capital. The Company's member has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanying financials statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

Note 10 - <u>Subsequent Events</u>

Management has evaluated subsequent events through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.